UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.1 )*

                               ATLAS ENERGY, L.P.
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   04930A 10 4
          -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2011
          -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[ X ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 04930A 10 4
         ------------


1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons
         (entities only).

                         LEON G. COOPERMAN
-------------------------------------------------------------------------

2.       Check Appropriate Box if a Member of a Group

         (a)   [_]
         (b)   [X]
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3.       SEC Use Only
-------------------------------------------------------------------------

4.       Citizenship or Place of Organization:    UNITED STATES
-------------------------------------------------------------------------

Number of               5.  Sole Voting Power:          2,260,220
Shares Bene-
ficially                6.  Shared Voting Power:        1,603,297
Owned by
Each Report-            7.  Sole Dispositive Power:     2,260,220
ing Person
With                    8.  Shared Dispositive Power:   1,603,297
-------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                           3,863,517
-------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares [_]
-------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9):
                                        7.5 %

     The beneficial ownership percentage set forth herein has been calculated based on 51,265,688 Shares of the Issuer outstanding on November 1, 2011, as reported on the Issuer's Form 10-Q for the quarter ended September 30, 2011.
-------------------------------------------------------------------------

12.  Type of Reporting Person:     IN
-------------------------------------------------------------------------

CUSIP No. 04930A 10 4
          -------------

Item 1(a) Name of Issuer:       ATLAS ENERGY, L.P.


Item 1(b) Address of the Issuer's Principal  Executive Offices:

                  1550 Coraopolis
          Heights Road Moon Township, PA 15104


Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P.("Capital LP"), Omega Equity Investors, L.P. ("Equity LP"), and Omega Capital Investors, L.P.("Investors LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the President, CEO, and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in investing for its own account and providing investment management services, and Mr. Cooperman is deemed to control said entity.

     Advisors serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

     Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman has an adult son named Michael S. Cooperman. The Michael S. Cooperman WRA Trust( the "WRA Trust"), is an irrevocable trust for the benefit of Michael
S. Cooperman. Mr. Cooperman has investment authority over the Michael S. Cooperman and the WRA Trust accounts.

     Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman family Foundation (the "Foundation"), a charitable trust dated December 16, 1981. The other trustees are his wife, Toby Cooperman, his sons, Wayne Cooperman and Michael Cooperman, and his daughter-in law, Jodi Cooperman.

     Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Equity LP, Investors LP, and Advisors.

CUSIP No. 04930A 10 4
          -------------


Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Mr. Cooperman and the Foundation is 2700 No. Military Trail, Suite 230, Boca Raton FL 33431 and the principal business office of each Capital LP, Equity LP, Investors LP, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, NY 10005.

Item 2(c) Citizenship:

         Mr. Cooperman is a United States citizen;

Item 2(d) Title of Class of Securities:

     Common Units Representing Limited Partner Interests (the "Shares")

Item 2(e) CUSIP No.     04930A 10 4


Item 3.   Statement filed pursuant to Rule 13d-1(b), 13d-2(b) or (c):

     This Item 3 is not applicable

Item 4.  Ownership:

Item 4(a)(b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 3,863,517 Shares which constitutes approximately 7.5 % of the total number of Shares outstanding.

     This consists of 924,011 Shares owned by Capital LP; 322,116 Shares owned by Equity LP; 209,065 Shares owned by Investors LP; 1,603,297 Shares owned by the Managed Accounts; 180,028 Shares owned by the Foundation; 375,000 Shares owned by Mr. Cooperman; 100,000 Shares owned by Toby Cooperman; 50,000 Shares owned by Michael S. Cooperman; and 100,000 Shares owned by the WRA Trust.

Item 4(c) Number of Shares as to which such person has:

(i)      sole power to vote or to direct the vote                 2,260,220
(ii)     shared power to vote or to direct the vote               1,603,297
(iii)    sole power to dispose or to direct the disposition of    2,260,220
(iv)     shared power to dispose or to direct the disposition of  1,603,297


Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_].


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.

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CUSIP No. 04930A 10 4
          -------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group:

     This Item 9 is not applicable.

Item 10. Certification:

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 1, 2012 as of December 31, 2011

LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Equity Investors, L.P.,
Omega Capital Investors, L.P.,
And as President of Omega Advisors, Inc.

By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
  Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).